Exhibit 99.1

BitFuFu Announces July 2026 Bitcoin Production and Operational Updates

SINGAPORE, August 7, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited Bitcoin production and operational metrics for July 2026.

“During July, we continued to execute our disciplined operating and capital allocation strategy while further expanding our self-operated mining capacity,” said Leo Lu, Chairman and CEO of BitFuFu. “During the month, we strategically utilized a portion of our Bitcoin holdings to secure additional future hashrate capacity scheduled to come online in August. Once operational, this additional capacity, combined with the capacity secured in June, is expected to restore our total managed hashrate to approximately 20 EH/s by mid-August, reinforcing the scale and resilience of our mining platform. Our conviction in Bitcoin’s long-term fundamentals remains strong, and we will continue to focus on operational excellence, efficient capital deployment, and disciplined investment in infrastructure and technologies to create sustainable long-term value for our shareholders.”

July 2026 Highlights (as of July 31, 2026)

	July 2026	June 2026
Bitcoin Held	1,314 BTC	1,671 BTC
Bitcoin Production	112 BTC	125 BTC
Daily Bitcoin Production	3.6 BTC	4.2 BTC
Self-Mining Production	72 BTC	70 BTC
Cloud Mining Production	40 BTC	55 BTC
Hashrate	14.2 EH/s	15.3 EH/s
Self-Owned Hashrate	3.6 EH/s	3.5 EH/s
Hashrate from Third-Party Suppliers and Hosting Customers	10.6 EH/s	11.8 EH/s
Average Fleet Efficiency	18.0 J/TH	17.9 J/TH
Power Capacity	255 MW	273 MW

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,314 BTC[1]. The decrease in Bitcoin holdings during July was primarily driven by advance payments made for future hashrate capacity scheduled to begin in August 2026 and extend for 330 days.

●	Bitcoin Production: 112 BTC (including 40 BTC from cloud mining and 72 BTC from self-mining). Daily Bitcoin production averaged 3.6 BTC throughout July, with contributions from both cloud mining and self-mining operations.

Hashrate Overview:

●	Total Hashrate Under Management: 14.2 EH/s.

o	Self-Owned Hashrate[2]: 3.6 EH/s, representing a 2.9% month-over-month increase, reflecting the Company’s continued expansion of its self-operated mining capacity.

o	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 10.6 EH/s.

●	Average Fleet Efficiency: 18.0 J/TH.

Power and Infrastructure:

●	Total Power Capacity Under Management: 255 MW.

[1]	Includes 44 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.
[2]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces July 2026 Bitcoin Production and Operational Updates

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com